Mail Stop 4561

October 26, 2005

Mr. Cery B. Perle
President, CEO and Chairman of the Board
Newport International Group, Inc.
73061 El Paseo Road, Suite 202
Palm Desert, California 92260

Re: Newport International, Inc.
         Form SB-2 filed October 13, 2005
         File No. 333-128980

Dear Mr. Perle:

        This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1.   Please be advised that we are monitoring the above registration statement to ensure compliance with the outstanding comments on your Form 10-KSB that is currently being reviewed by staff.

2.   We note your request for confidential treatment for portions of the supplier agreement with CompUSA filed as Exhibit 10.11 and incorporated by reference to the Form 10-QSB filed on August 12, 2005. We will review and provide comments on your request under a separate letter. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski, at (202) 551-3401, or me at (202) 551-3780 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: James M. Schneider, Esq. (*via facsimile*)
        Schneider Weinberger & Beilly LLP